787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 10, 2015

VIA EDGAR

Ms. Christina Chalk, Esq.

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Schedule TO-I

Filed on June 1, 2015

File No. 005-58857

Dear Ms. Chalk:

On behalf of MetLife, Inc. (the “Company”), in connection with the Company’s offer to purchase for cash (the “Tender Offer”) shares of the Company’s 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Stock”), we hereby respond to your letter dated June 8, 2015 on behalf of the Securities and Exchange Commission (the “Commission”) provided in respect of the Schedule TO-I filed June 1, 2015 (the “Schedule TO”). Our responses on behalf of the Company are as follows. For your convenience, your comments are reproduced in bold type and are followed by the our response.

1.	We note the analysis provided in your June 5, 2015 letter regarding the applicability of Rule 13e-3 to the issuer tender offer for the Series B Preferred Stock. As discussed with you today, when analyzing the purpose or reasonably likely effect of an issuer tender offer for all outstanding securities of a given class, we generally assume full participation in the offer unless the offer is conditioned on the offer not having one of the effects set forth in Rule 13e-3(a)(ii). We note that security holders are being faced with a mandatory redemption at a lower price immediately following the expiration of the offer if they elect not to participate; given this fact, we would assume it is reasonably likely that security holders of the target class will choose to participate in the offer. Please revise or advise.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

June 10, 2015

A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of the rule which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of the rule. The Tender Offer would be a transaction described in paragraph (a)(3)(i) of Rule 13e-3, because it is a tender offer for an equity security made by the issuer of such class of securities, and so would fall under paragraph (a)(3)(i)(B). The Series B Preferred Stock is listed on the New York Stock Exchange (the “NYSE”) and one of the effects described in paragraph (a)(3)(ii)(B) of Rule 13e-3 is causing the Series B Preferred Stock to be removed from listing on the NYSE. There are 60,000,000 shares of the Series B Preferred Stock outstanding, with an aggregate liquidation preference of $1.5 billion. Under Rule 802.01 of the NYSE Listed Company Manual, the NYSE will promptly initiate suspension and delisting procedures with respect to a preferred stock if the aggregate market value of the publicly-held shares is less than $2 million or the number of the publicly held shares is less than 100,000. Therefore, in order for the Series B Preferred Stock to be removed from listing from the NYSE as a result of the Tender Offer, the Company would need to receive tenders of more than 59,900,000 shares in the Tender Offer, which would equate to a participation rate of more than 99.83%.

We intend to amend the Schedule TO to change the Tender Offer from a full to a partial tender offer. Pursuant to the terms of the amended Tender Offer, the Company will offer to purchase for cash up to 59,850,000 shares of the Series B Preferred Stock at the same price of an amount equal to $25.00 liquidation preference per share plus accrued and unpaid dividends. If at the expiration date of the Tender Offer more than 59,850,000 shares of the Series B Preferred Stock have been tendered, the Company will purchase 59,850,000 shares from the tendering holders on a pro rata basis based on the number of shares tendered by each holder. As a result of the amendment to the Tender Offer, even if fully subscribed the Tender Offer will not result in an aggregate liquidation preference of publicly-held shares of Series B Preferred Stock of less than $3.75 million liquidation preference and an aggregate number of publicly-held shares of less than 150,000. Therefore, the amended Tender Offer could not result in the Series B Preferred Stock being removed from listing on the NYSE and will not be a Rule 13e-3 transaction.

Any shares of Series B Preferred Stock that (i) are not selected on a pro rata basis as a result of more than 59,850,000 shares being tendered or (ii) are not tendered, will be redeemed pursuant to the Company’s redemption of the Series B Preferred Stock on July 1, 2015 pursuant to Section 7 of the Certificate of Designations relating to the Series B Preferred Stock (the “Certificate of Designations”) in accordance with the exception in Rule 13e-3(g)(4) as more fully set forth in our response to comment 2 below.

2.	With respect to the redemption of the Series B Preferred Shares, supplementally advise why such redemption is not subject to Rule 13e-3. We assume you are seeking to rely on the exception in Rule 13e-3(g)(4). If so, describe the terms of the redemption that allow you to rely on that exception. For example, which features of the redemption are fixed in the governing instruments for the Series B Preferred and which (if any) are left to the discretion of MetLife? If there are terms that are left to the discretion of the Company under the governing instruments, how, if at all, do they affect the price to be paid pursuant to the redemption?

Securities and Exchange Commission

June 10, 2015

We confirm that the Company is relying on Rule 13e-3(g)(4) for purposes of the redemption, which states that Rule 13e-3 shall not apply to “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.”

The redemption of the Series B Preferred Stock is being made pursuant to the specific provisions of Section 7 of the Certificate of Designations, which is the instrument governing the Series B Preferred Stock. Pursuant to paragraph (a) of Section 7, on or after September 15, 2010, the Company, at its option, may redeem any or all of the shares of the Series B Preferred Stock at a redemption price equal to $25.00 per share, together with an amount equal to any dividends that have been declared but not paid prior to the redemption date, but with no amount in respect of any dividends that have not been declared prior to such date.

In order to effect a redemption, the Company is required to send a notice of redemption to the holders of record of the shares to be redeemed at least 30 days before the date fixed for redemption in accordance with paragraph (c) of Section 7. The notice is required to state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

The Company mailed a notice of redemption on June 1, 2015 to The Depository Trust Company (“DTC”), whose nominee Cede & Co. is the holder of record of the Series B Preferred Stock, and such notice stated that (1) the redemption date will be July 1, 2015, the 30th day following the date the notice of redemption was sent to such holder of record, (2) all shares of Series B Preferred Stock outstanding on the redemption date will be redeemed by the Company, (3) the redemption price is $25.00 per share and (4) because the Series B Preferred Stock is not in certificated form and is instead held in book-entry form by Cede & Co., the shares will be redeemed according to the procedures of DTC.

As discussed above, all terms of the redemption are fixed in the Certificate of Designations and the Company only has discretion as to the timing of the redemption. The Company elected to proceed with the redemption following the issuance of a new series of preferred stock (the “Series C Preferred Stock”) on June 1, 2015 and intends to use the proceeds of that issuance to redeem all outstanding shares of the Series B Preferred Stock. Pursuant to Section 4 of the Certificate of Designations, dividends are payable on the Series B Preferred Stock only on specified dividend payments dates, March 15, June 15, September 15 and December 15 of each year, when, as and if declared by the board of directors of the Company or a duly authorized committee thereof. The holders of record of the Series B Preferred Stock on May 31, 2015 will receive the June 15, 2015 dividend, which was declared on May 15, 2015. Pursuant to Section 5 of the Certificate of Designations, the Company is prohibited from declaring the September 15, 2015 dividend on the Series B Preferred Stock, that accrues from June 15, 2015 to September 15, 2015, prior to August 15, 2015. In order to declare such dividend the Company must meet specified capital adequacy, net income and stockholders’ equity levels based on tests that will be calculated in August 2015 using the June 30, 2015 financial statements. As a result of this prohibition, the price to be paid pursuant to the redemption will be $25.00 per share, which, in accordance with paragraph (a) of Section 7 of the Certificate of Designations, does not include any dividends that will accrue from the June 15, 2015 dividend payment date but will not have been declared prior to the redemption date.

Securities and Exchange Commission

June 10, 2015

As previously noted, during discussions with the lead underwriter in connection with the offering of the Series C Preferred Stock and the redemption of the Series B Preferred Stock, the Company was advised that, despite the language in the Certificate of Designations and the prospectus relating to the Series B Preferred Stock prohibiting the Company from paying undeclared dividends in connection with a redemption prior to August 18, 2015 (the dividend declaration date could not be earlier than August 17, 2015, because August 15, 2015 is a Saturday), holders nonetheless expect to receive accrued and unpaid dividends in connection with the redemption, whether or not such dividends had been declared. The Company considered how it could satisfy holders’ expectations in order to maintain its good standing and reputation for dealing fairly with its investors and elected to launch the Tender Offer concurrently with delivering a notice of redemption to the holders of the Series B Preferred Stock in order to pay holders an amount equal to accrued and unpaid dividends along with the liquidation preference of $25.00 per share.

3.	Please provide your analysis as to the applicability of Rule 14e-5 to the redemption for the Series B Preferred Shares.

For the reasons described below, we respectfully submit that the Company’s redemption of the Series B Preferred Stock does not involve any of the abuses intended to be addressed by Rule 14e-5 or, in respect to comment 4 below, Rule 13e-4(f)(6) and the Tender Offer and redemption should be permitted to proceed in the manner contemplated by the Schedule TO.

While we acknowledge that no-action relief previously granted by the staff of the Commission is not dispositive, we note that the staff of the Commission has previously granted such relief from application of the tender offer rules, and Rule 14e-5 and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Occidental Petroleum Corp. (available Oct. 21, 1986); R&B Falcon Corp. (available Oct. 27, 2000); CenterPoint Energy, Inc. (available Dec. 21, 2006); and Boston Properties Limited Partnership (available Dec. 29, 2011). Furthermore, the staff of the Commission has received comment response letters based on the same relief from the application of the tender offer rules and permitted those tender offers to proceed. See, e.g., the following comment response letters: Capitalsource Inc. (available Aug. 15, 2012); Hologic Inc. (available Jan. 15, 2014); and Digital Realty Trust, Inc. (available May 23, 2014).

Rule 14e-5 prohibits, in connection with a tender offer for equity securities, a covered person from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. Paragraph (b)(7) of Rule 14e-5 excepts from the prohibitions on such purchases, purchases or arrangements to purchase pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer; (ii) the contract is unconditional and binding on both parties; and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials. The Company published a news release on June 1, 2015 informing holders of the Series B Preferred Stock about the Tender Offer. The news release also announced that concurrently with the

Securities and Exchange Commission

June 10, 2015

Tender Offer the Company delivered the notice of redemption to the holders of the Series B Preferred Stock. The notice was delivered pursuant to paragraph (a) of Section 7 of the Certificate of Designations, and as a result, the redemption is unconditional and binding on the Company. The material terms of the redemption, including the number of shares to be redeemed, the price at which the shares would be redeemed and the date of the redemption, were disclosed in the news release and the offer to purchase filed as Exhibit 99.(a)(1)(A) of the Schedule TO. The date of the redemption is three business days after the expiration of the Tender Offer to minimize any difference between the price paid in the Tender Offer and the price paid in the redemption.

Rule 14e-5 is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. These practices include taking advantage of the market’s response to the tender offer and offering different prices to holders outside of the offer. The Commission’s adopting release relating to Rule 10b-13 (the “Rule 10b-13 Adopting Release”), the predecessor to Rule 14e-5(a), noted that purchases outside a tender offer “are often fraudulent or manipulative in nature and they can deceive the investing public as to the true state of affairs…[B]y prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period otherwise than pursuant to the offer itself, the rule accomplishes the objective of safeguarding the interests of the persons who have tendered their securities in response to a cash tender offer or exchange offer; moreover once the offer has been made, the rule removes any incentive on the part of holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors.”1

For the reasons set forth below, we believe the Tender Offer will not involve any of the abuses intended to be addressed by Rule 14e-5:

•	The Company has sole discretion as to whether and when to exercise its redemption right on or after September 15, 2010, provided that it complies with the terms set forth in Section 7 of the Certificate of Designations. Section 7 of the Certificate of Designations fully determines the redemption price, which, because no dividends have been or are permitted to be declared for the applicable dividend period, is equal to the $25.00 liquidation preference per share of the Series B Preferred Stock. The Company’s redemption right is mandatory in that it applies to all holders of the Series B Preferred Stock that remain outstanding on the redemption date and such holders do not have the right to exclude any of their shares of Series B Preferred Stock from the redemption.

•	The Tender Offer has the purpose of providing the holders of the Series B Preferred Stock with an opportunity to receive, in addition to the liquidation preference of $25.00 per share, the accrued, unpaid and undeclared dividends they would not otherwise receive in the redemption ($0.06 per share, assuming a June 29, 2015 settlement). Therefore, the price being offered for the Series B Preferred Stock in the Tender Offer, although marginally higher, is substantially similar to the redemption price.

[1]	Exchange Act Release No. 8712 (Oct. 8, 1969).

Securities and Exchange Commission

June 10, 2015

•	The trading price of the Series B Preferred Stock is based on various factors, including the credit rating associated with the Series B Preferred Stock, prevailing interest rates, the market for similar securities, the financial conditions and results of operations of the Company and general market conditions, and is not being artificially manipulated by the redemption.

•	The redemption of the Series B Preferred Stock will not cause any of the potentially manipulative effects noted in the Rule 10b-13 Adopting Release, which have been noted above. Furthermore, it will not disadvantage the holders of the Series B Preferred Stock who tender their shares in the Tender Offer and who are unable to withdraw them in order to obtain the advantage of possible resulting higher market prices, because the price to be paid in the Tender Offer is $0.06 higher per share than the price that all shares that are not accepted in the Tender Offer will be redeemed at by the Company three business days later.

4.	We note that the offer is scheduled to expire on June 26, 2015 and the redemption of the Series B Preferred Shares not tendered in the offer is scheduled to occur on July 1, 2015. Please provide your analysis as to how this is appropriate under Rule 13e-4(f)(6), which prohibits purchasers outside of the tender offer for ten business days after the expiration of the offer.

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the adopting release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition on post-offer purchasing activity is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”2 As noted in our response to comment 3 above, the redemption will occur three business days after the expiration of the Tender Offer and the price to be paid in the Tender Offer is $0.06 higher per share than the price of $25.00 per share that all shares that are not accepted in the Tender Offer will be redeemed at by the Company. As more fully described in our response to comment 2 above, the redemption of the Series B Preferred Stock, which was disclosed concurrently with the public announcement of the Tender Offer, will be made in accordance with the terms and conditions of its governing instrument, the Certificate of Designations.

According to the proposing release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”3 Similarly, the adopting release for Rule

[2]	Exchange Act Release No. 16112 (Aug. 16, 1979).
[3]	Exchange Act Release No. 14234 (Dec. 8, 1977).

Securities and Exchange Commission

June 10, 2015

13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity affected by additional purchases by the issuer.” The redemption price and the date of redemption were determined in advance pursuant to the provisions of the Certificate of Designations and, therefore, will not be impacted by the Tender Offer.

For the reasons set forth above in connection with our response to comment 3, we do not believe that the proposed transactions would entail any of the abuses intended to be addressed by Rule 13e-4(f)(6) and neither the repurchases in the Tender Offer nor the redemption will have the effect of manipulating the trading price of the Series B Preferred Stock such that there is a need for a cooling-off period between the expiration of the Tender Offer and the redemption.

As requested, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact my partner John M. Schwolsky at (212) 728-8232 or me at (212) 728-8532 should you require further information.

Very truly yours,

/s/ Benjamin Nixon

Benjamin Nixon

cc:	MetLife, Inc.

Timothy J. Ring, Esq., Senior Vice President and Secretary